IOSB12G

                                  Form 10-SB/A


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 10-SB/A
                                AMENDMENT NO. 1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                             SMALL BUSINESS ISSUERS

                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
                 ----------------------------------------------
                       (Formerly Denom Acquisition Corp.)
                         (Name of Small Business Issuer)

            Delaware                                          48-1192445
            --------                                          ----------
(State of Incorporation)                                (I.R.S. Employer ID No.)

                 9135 Barton Street, Overland Park, Kansas 66214
                 -----------------------------------------------

                    (Address of Principal Executive Offices)


Issuer's Telephone Number: 1-913-599-0800
                                ---------

Securities and Exchange Commission File Number: 21N-10160-86
                                                ------------

Securities to be Registered under Section 12(b) of the Act: NONE

      Title of each Class                  Name of each Exchange on which
      to be so Registered:                 each Class is to be Registered:
         Not Applicable                             Not Applicable
         --------------                             --------------

Securities to be Registered under Section 12(g) of the Act:

Title of each Class to be so Registered:

Common Stock, $0.001 Par Value

------------------------------

                                     PART I


ITEM 1: DESCRIPTION OF BUSINESS


           SOY ENVIRONMENTAL PRODUCTS, INC, formerly Denom Acquisition Corp., a Delaware Corporation, hereinafter the "Company") was incorporated on January 10, 1996. The Company was established by an exchange of the stock of Cactus Patch Farms, Inc. common stock for 8,816,992 shares of Denom Holding Company stock. This was done in consideration of all of its assets and in consideration of Denom Holding Corporation agreeing to fund legal and other organizational costs. There were no assets of any value transferred. Denom had no prior history or any operations of any kind. As such there is no prior operating history and no history of development of business by Denom. On September 3, 1996 the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Common Stock of Delta Environmental, Inc., a Delaware Corporation (hereinafter "DEI"). The business purpose of the merger was to allow the Denom shareholders to become shareholders in the development of the retail marketing of biodegradable non toxic cleaning solvents. While Delta Environmental Inc, had only nominal revenues at the point of merger, the management of Denom considered the future business potential to be sufficient to accept the merger. Said acquisition was completed on October 21, 1996. Prior to the acquisition of DEI the Company had not engaged in any form of commercial business activity and as a result had no operating history. Further, prior to the acquisition of DEI, neither the Company nor any of its officers or Directors had any affiliation with DEI and DEI or any of its Officers, Directors or Principal Shareholders had any affiliation with the Company. DEI was incorporated on October 1, 1996 to engage in the development of, ownership of interests in, and operation of biodegradable chemical facilities. The merger was an arms length transaction. As disclosed in Item 4, no one who may be considered a control group, promoters of the Company, and/or affiliates of the prior control group remain as promoters and/or affiliates of the Company.


           The Company was established to develop and market consumer and industrial products made from soybean oil. Products derived from soybean oil possess rather unique characteristics that have value to the consumer and industrial market segments. Soybean oil based products provide an effective alternative to petroleum based products commonly used by the homeowner and industry. The Company has developed and is marketing a line of environmentally friendly products to industrial, municipal, and institutional entities. Derived from a renewable resource, soybeans offer an environmentally preferred alternative to petroleum and chemically based products. The Company's existing branded line of products, as a result of comparative testing, meets or exceeds industry standards for competing products as well as having a better environmental profile than petro/chemical based products.


          Results of "comparative testing" include the PSCC Project Report which was prepared by the U.S. Army Materiel Command Logistics Support Activity Packaging, Storage, and Containerization Center in Tobyhanna, PA. and is included as Exhibit 12 to this filing. Exhibit 13 was prepared by ARCO Chemical Company in Newtown Square, PA. These tests were conducted by independent third parties and represent some of the product performance, environmental, and toxicity characteristics.

         The testing conducted by the U.S. Army evaluated SoyClean for military vehicle degreasing operations and determined that SoyClean is acceptable as a substitute for other cleaners used in degreasing operations. The report also confirmed SoyClean as non-irritating to skin as well as its environmental and human safety.

         The ARCO Chemical Company testing evaluated the use of SoyClean/NMP as a Graffiti Remover. The testing compared performance and safety (in terms of ingredient flash point) and found SoyClean/NMP to effectively remove various permanent markers and paints. SoyClean/NMP was tested against 7 other paint removers and out performed the other removers in terms of performance and flammability.

         The supporting documentation follows this response and is filed as an exhibit for reference.

         1. U.S. ARMY MATERIEL COMMAND LOGISTICS SUPPORT ACTIVITY PACKAGING, STORAGE, AND CONTAINERIZATION CENTER, September 1995.(Exhibit 12)
         2.   ARCO CHEMICAL COMPANY TECHNICAL DATA, August 1994.(Exhibit 13)


           With the current trend toward products that are safer to workers as well as safe to the environment, there exists an increasing demand for products that are non-hazardous and non-polluting. This trend, along with the current Federal and State regulatory posture toward the use of volatile organic compounds, has created significant opportunities for the Company to prosper and gain market share with its branded "SoyClean" line of environmentally friendly products.

         The Company is poised to meet the consumer demand for products that protect the environment and offer an environmental substitute for hazardous, toxic or volatile products. Accelerating this demand is the current federal and state regulatory positions regarding the use of environmentally hazardous or toxic substances. These factors will drive fulfillment of current and future market needs and enable the Company to develop additional products that satisfy consumer demand for environmental products.

THE COMPANY

           Soy Environmental Products, Inc. is a vertically integrated organization with ownership in the production of the raw material to sales of the finished product. This includes a 6,000 square foot facility located in Iowa for processing, packaging, and production of the product line. The Company's operations include the manufacture and processing of the soybean component of formulations as well as the marketing and sales of the "SoyClean" family of environmental products. This integration assures the Company a steady, reliable supply of the basic formulation ingredient for finished goods.

THE PRODUCTS

           The Company currently has four products in its commercial product line. The commercial line is being used by municipalities, institutions, and manufacturers. These products meet or exceed the competitive standards for similar products in addition to offering ancillary benefits. One unique benefit the commercial line offers customers is a better work environment for personnel. "SoyClean" products give the potential for fewer work related illnesses, injuries, and workers compensation claims. In fact, great pleasure and satisfaction is taken whenever the Company learns that workers no longer have to go home with headaches as a result of breathing volatile spirits in the workplace. Various customers have also disclosed that their employees or users of the products no longer experience skin reactions on their hands when using "SoyClean".

           Another benefit cited by customers is the reduction of administrative time devoted to documenting and maintaining records for the use of hazardous solvents and chemicals. The reduction of volatile compounds in manufacturing plants by replacing petroleum based solvents with soybean based solvents reduces the amount of emissions that are monitored and reported to the EPA or other regulatory agencies. In some instances it allows them to cease reporting and eliminates payment of taxes or fines levied on industrial polluters. The use of biodegradable soy based products further reduces concerns about spills and clean up of hazardous substances, another product benefit. This enhances the customer's image not only with their employees but also in their local community and state.


The Commercial product Line consists of the following Five (5) products:


SoyClean
Graffiti Remover
SoyRelease
SoyFormula
Naturen

           Each of these products offer characteristics that exceed those of competitive products while meeting or exceeding industry performance standards. Key characteristics of these products are their biodegradable nature and lack of volatile emissions that could harm the ozone. The products are also characterized by the absence of harmful or explosive fumes or vapors leading to safer operating conditions for industrial users.

           SoyClean Graffiti Remover is formulated for use by municipalities, institutions, school districts, utility companies, and law enforcement organizations. It effectively removes graffiti from a wide range of surfaces and is available in five package sizes. It replaces petroleum and hydrocarbon based graffiti cleaners and it has unmatched worker and environmental safety characteristics.

           SoyRelease is a product designed for state, local, and federal Departments of Transportation and the paving and general contracting industries. It prevents asphalt from adhering to truck beds, paving equipment, and other metal surfaces. SoyRelease is also effective at removing asphalt and tar from vehicles and other surfaces. SoyRelease is a biodegradable substitute for diesel and other petroleum based products used for cleaning at construction sites.

           SoyFormula is a replacement for hazardous mineral spirits or petroleum based solvents used in the industrial and commercial manufacturing market segments. It can be used as an industrial cleaner or parts washer and helps industry meet compliance with environmental, health and safety standards and regulations.

           Naturen is a product formulated for printing press blanket washing as well as other press components. It has been in use in Europe since 1991 and meets regulatory standards for the U.S. printing industry.

           In addition to the commercial product line, the Company is developing products that it believes will meet or exceed competitive standards in the retail consumer market. These branded products focus on common cleaning uses found throughout the home and small businesses. The biodegradable, non-toxic nature of these products, in addition to their effective cleaning characteristics, position these products for consumer acceptance in the market place.

           The "SoyClean" retail line is composed of products that can be used by the homeowner as well as industrial, commercial, and institutional settings. The unique characteristics of the retail line is the biodegradable, non toxic nature of the products. Again, as with all of the Company's products, a soybean derivative is the key component of the formulation. The "SoyClean" retail line consists of the following products:

           Graffiti Remover - This biodegradable product effectively removes graffiti from a variety of surfaces. It is effective on paints as well as markers and has been used by numerous municipalities, schools, utilities, and homeowners. The product is offered in three container sizes for commercial and home use.

           Barbecue Grill Cleaner - Designed to attack the build up of grease and char on barbecue cookers and grills, this product softens and loosens the soiled surfaces prior to rinsing.

           Adhesive/Mastic Remover - Specially formulated to remove adhesive and mastic from hard surfaces, this biodegradable product softens the adhesive or mastic so that cleanup with water is all that is necessary.

           Paint Stripper - A biodegradable product that aggressively strips paint, varnish, and other similar finishes from a variety of surfaces. The product is packaged in container sizes appropriate for both the homeowner and the commercial customer.

           Driveway Cleaner - This biodegradable product cleans driveways, sidewalks, and other concrete surfaces. It is perfect for use in commercial workshop, automotive repair shop, and by the homeowner in their garage, the basement, or on the patio and driveway.

           Lubricant - This multi-purpose lubricant is designed for use around the home, garage, shop, factory, or office. It is a biodegradable non-toxic lubricant that penetrates rust, loosens frozen parts, provides a light coating for lubrication of moving parts, and protects against corrosion.

           Hand Cleaner & Soap - A biodegradable, waterless hand cleaner that effectively cleans oil, grease, grit and grime while conditioning and softening the skin.

           Engine Degreaser - This product removes grease, oil, and dirt from engines. Simply spray on the degreaser, give the product time to work, and hose off. It is biodegradable, non-toxic with no hazardous vapors.

           Bug and Tar Remover - Biodegradable and non-toxic, this product effectively removes bugs, tar, road oil, and asphalt from vehicles and other surfaces.

           Gasket Remover - Designed for use by the auto mechanic, this product helps loosen and clean gasket materials. Also is biodegradable and non-toxic.

           Car Wash - This biodegradable product loosens dirt and grime from vehicles and can be rinsed into the sewer. This cleaner will biodegrade in municipal waste treatment facilities.


           Soy Environmental Products, Inc. has signed a license agreement with Interchem Environmental, Inc. which gives the Company the exclusive sales rights for the world for SoyClean (TM) Solvent, SoyClean (TM) Graffiti Remover, SoyRelease (TM) Solvent, and Naturen (R). This is effectively all of the products of Interchem Environmental, Inc. The Company is granted this right for a term of 25 years and agrees to use its best efforts to market and promote the products. The Company agrees to pay a royalty to Interchem of one-half of one percent (0.05%) of gross sales and to transfer to Interchem five hundred thousand shares of Delta Environmental, Inc., common stock.


MARKETING

           The attributes of the "SoyClean" product line are elements that promote the products as environmentally friendly alternatives to products currently in use. The consumer is becoming more and more environmentally conscious and this trend continues the Company believes the appeal of "SoyClean" products will be enhanced. The Company intends to use television and other mass media to create awareness of its total product line.

Industrial Products


           The Industrial Product Line is in the introductory/early growth stage of a product life cycle. The Company expects demand for environmental products by industry to continue and expand. Sales for the Industrial Line will be directed through an in house employee sales force. The unique characteristics and benefits of the product line to industry and the environment has the potential to fulfill a part of the current and future demand for environmentally safe products. The use of the products provide value to the customer in ways that are not measured in monetary terms. The value to the customer of a product that reduces worker exposure to harmful substances, reduces administrative overhead, and reduces ownership concern about liabilities associated with hazardous spills makes "SoyClean" Industrial Products a viable choice in the marketplace. Sales as of March 31, 1997 have been minimal with the only sales being samples or trial orders.


Retail Products


           The Company's Chairman has an extensive background in the Home Center retail market segment and has been actively involved in senior management of several major national companies involved in the sales and distribution of retail products. The Company's Chairman, Sean F. Lee has served in management positions in the retail industry since 1963. Recently, Mr. Lee was co-founder and Chairman of INFOPAK, a company which manufactured a handheld computer and created custom software for the real estate industry. He held the position of Chairman from inception in January 1991 till its sale in October 1996. Mr. Lee in October 1996 accepted the position of co-founder and Chairman of Soy Environmental Products, Inc., a manufacturer of cleaners and solvents for the retail market. Mr. Lee's retail experience includes 18 years with Montgomery Ward starting as a trainee and ending in 1981 as merchandise manager for the Western Region. In 1982 he joined W. R. Grace as a divisional Vice President ending in 1986 as CEO of Grace Homecenters West. Mr. Lee was CEO of Homebase, a $1.7 billion home improvement chain in 1988 and 1989. This background gives the Chairman a presence with key manufacturers' representatives who will be instrumental in taking the "SoyClean" product line to targeted retail segments. The Company's strategy is to utilize its management's knowledge of the distribution channels required in order to establish a line of branded products with the appropriate retail outlets.


           The Company plans to launch the Retail Product Line during the first quarter of 1997 by concentrating on the penetration of the Home Center market segment. This segment contains petro/chemical based products that have applications similar to many of the "SoyClean" environmental friendly products. It is anticipated that the reputation of the Company's Chairman within this market segment will have the effect of minimizing many of the obstacles to market entry by new products and new companies.

           The Company expects to have "SoyClean" products available in stores such as Home Depot, Pep Boys, Payless Pharmacy, Safeway Supermarkets and other similar national retail chains. Since the Company's retail products are price competitive and price elastic, its strategy is to penetrate targeted markets by educating and informing consumers about the attributes of "SoyClean". The Company intends to get maximum exposure for "SoyClean" products by utilizing a national advertising campaign to achieve this objective. This approach is appropriate for mass promotion and affords efficient communication of the message to a large number of consumers. The campaign will help establish the "SoyClean" brand identity and convey to the consumer the availability of products that satisfy their needs.

           In summary, the Company's marketing strategy for the Industrial and Retail Product Lines is designed to increase awareness and knowledge of "SoyClean" benefits and value. The Company will utilize the strengths of management to open the appropriate channels of distribution, and use cost effective advertising and promotion techniques to create consumer awareness.

Need to Develop Market For Consumer Products

           The Company has not yet established any distribution system for its consumer products, and no assurance can be given that its consumer product will be accepted, or that a satisfactory distribution network can be established which will result in its consumer products being a success.

Uncertainty of Widespread Market Acceptance of Consumer Products, Limited Marketing Experience


           The Company is currently developing, and has not yet marketed, its line of consumer products. As of March 31, 1997, there have been no sales of consumer products, and the Company has conducted only limited marketing activities and has limited marketing experience with respect to its consumer products. As is typical with new products, demand and market acceptance for the Company's consumer products are subject to a high level of uncertainty.
Achieving widespread market acceptance for these products will require substantial marketing efforts and the expenditure of significant funds to create brand recognition and customer demand for such products and to cause potential customers to consider the potential benefits of the Company's products as against the traditional products to which they have long been accustomed.

           Moreover, the Company has limited marketing capabilities and resources. To date, substantially all of the Company's marketing activities with respect to its consumer products have been conducted by members of management. The prospects for the Company's consumer products will be largely dependent upon the Company's ability to achieve market penetration for such products. Achieving market penetration will require significant efforts by the Company to create awareness of and demand for the Company's products and services. Accordingly, the Company's ability to build its client base will depend on the Company's ability to locate, hire and retain sufficient qualified marketing personnel. There can be no assurance that the Company's consumer products will achieve widespread market acceptance or increased sales or that the Company's efforts will result in profitable operations.

Need for Additional Development of Certain Products

           The Company believes that its development work on its products is substantially complete. However, testing of these products has been limited. The Company anticipates that its future research and development activities combined with experience gained from commercial production and use of the products could result in the need for further refinement and development. The Company also expects to modify the products for particular customer applications. There can be no assurance that unforeseen circumstances will not require expensive additional development of the consumer products and their applications. In addition, the Company may in the future need to make improvements in its
industrial  and  consumer   products  in  order  for  such  products  to  remain
competitive.

Limited Patent and Propriety Information Protection

           The Company believes that the proprietary technology used in its products does not infringe on the proprietary rights of others. In the event that the Company's products infringe patent or proprietary rights of others, the Company may be required to modify its process or obtain a license. There can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions or at all. The failure to do so would have a material adverse effect on the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to defend a patent infringement or proprietary rights action. Moreover, if any of the Company's products infringe patents or proprietary rights of others, the Company could, under certain circumstances, become liable for damages, which could have a material adverse effect on the Company. The Company also relies on proprietary know-how and confidential information and employs various methods to protect the processes, concepts, ideas and documentation associated with its technology. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such processes, concepts, ideas and documentation. Although the Company requires all of its employees to sign confidentiality agreements, there can be no assurance that such agreements will be enforceable or will provide meaningful protection to the Company. There can be no assurance that the Company will be able to adequately protect its trade secrets or that other companies will not acquire information which the Company considers to be proprietary. Moreover, there can be no assurance that other companies will not independently develop Know-how comparable to or superior to that of the Company.

The Company has acquired through its agreement with Interchem Environmental the patent rights for Naturen (R). Naturen is the patented printing press blanket wash. Interchem has the exclusive United States rights to this product and has passed these rights to the Company through the license agreement with Soy Environmental. The Company holds no other patents.


Adequacy of Product Liability Insurance

           The use of the Company's products entails inherent risks of adverse effects which could expose the Company to product liability claims. Product liability claims could have a material adverse effect on the business and financial condition of the Company. The Company does not currently have any product liability insurance, which means that all of the Company's assets are subject to any product liability claim. While the Company intends to obtain and maintain $1,000,000 in product liability insurance, there can be no assurance that the Company will be able to maintain or obtain adequate product liability insurance on acceptable terms or that such insurance will provide adequate coverage against all potential claims.

COMPETITION

           The market for environmentally friendly chemical products is recent and a rapidly growing segment of the U.S. economy. Numerous companies similar to the Company have entered the market in the last few years in anticipation of the perceived opportunities surrounding environmentally safe products and as a result the markets for the Company's products are highly competitive. The Company believes that its products can compete and that its management's qualifications will enable it to compete effectively. However, many of the current competitors in the market place have significantly longer operating histories and greater financial resources than the Company. A significant factor in the Company's retail products ability to compete in the market will be its ability to secure "shelf space" with major national retail chains.


           Because the Company's consumer products are new, the scope of the Company's competition is difficult to access accurately. Currently, most cleaners, solvents and other products competitive with those of the Company are petroleum based and are not biodegradable. The Company will compete with numerous well-established chemical and consumer products companies, all of which possess substantially greater experience, financial, marketing, personnel and other resources than the Company and have established greater recognition for their brand names than the Company. Many of the Company's competitors have achieved significant national, regional and local brand name and product recognition and engage in extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new markets and/or to introduce new products. In addition, the Company believes that these competitors have the resources to develop and have developed, are developing, or may develop and market products directly competitive with products incorporating the Company's technology. Current competitors or new market entrants could produce new or enhanced products with features that render the Company's products obsolete or less marketable. The Company's ability to compete successfully will depend on the Company's continuing research and development of new and improved products and on the Company's ability to adapt to technological changes and advances. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's products obsolete or less marketable or that the Company will be able to successfully enhance its products or develop new products.


MERGER AND/OR ACQUISITION OPPORTUNITIES


           Even though mergers will be a path to growth and development, the Company will seek only mergers with or acquire firms that can provide audited financial statements, and can easily fall within the scope of the Company's present and future growth plans. There are certain risks which may arise from any merger situation, especially where there is an opportunity to acquire or merge with a relatively new operating entity, however, all efforts will be exercised to minimize such risks with careful examination of the merging or to be acquired company, its audited financial statements, as well as an analysis of the potential for success based on present and potential competition and overall market conditions.

The Company has no plans, arrangements or understandings regarding mergers or acquisitions.

FACILITIES


           The Company through its subsidiary Delta Environmental, Inc. leases, on a month to month basis, approximately 3800 sq/ft of office space at its principal place of business in Overland Park, Kansas, The lease expires on September 30, 1997 and the annual rent is $42,000.00. The space is used for the general administration of the Company including all marketing of the Company's products. In addition the Company owns a 25% equity interest in a two million gallon a year manufacturing facility in Ralston, Iowa consisting of 6,000 sq/ft of production space plus outdoor storage tanks. This interest is owned by virtue of a 25% direct interest in Interwest, L.C., a limited liability organized in Iowa. The facility is co-owned and managed by West Central Cooperative also of Ralston, Iowa. The production facility is utilized to process Soy Bean Oil which is further distilled into Methyl Esters and Glycerin. The Methyl Esters are then formulated with various additives to produce the Company's final products. The Glycerin by-product is sold to third parties for use in unrelated products. The Ralston facility is expected to meet the production needs for the Company into the near future and should sales exceed the current production capacity of the facility it can easily be expanded.


EMPLOYEES


           At March 31, 1997, the Company employed four full time personnel, two administrative and two marketing employees. The Company's employees are not covered by any collective bargaining agreements or unions.
The Company considers its relationship with its employees to be good.

INDUSTRY SEGMENTS


           No information is presented as to industry segments. The Company is presently engaged in a single line of business involved in the development of, ownership in, and operation of biodegradable chemical facilities. Reference is made to the financial statements included herein in response to Part F/S of this Form 10SB for a statement of the Company's revenues and operating profits (losses) since the date of inception. The Company has not expended any funds since inception on research and development.



GOVERNMENT REGULATION

           The Company is regulated pursuant to the Securities Act of 1934 as well as the rules and regulations promulgated by the Securities and Exchange Commission. The Company is also subject to State Securities Laws in the States where it operates as well as the States in which its securities may be sold. In addition, since the Company is engaged in the chemical industry it may be subject to various Federal and State laws and regulations, including but not limited to, The Environmental Protection Agency, The Federal Trade Commission, and The Department of Agriculture.

           The Company's products do not utilize chemicals that are classified under applicable laws as hazardous chemicals or substances. The production of the Company's products does not currently produce waste or by-products, and none are expected to be generated by potential new products. The Company does not intend to maintain insurance to compensate it for any liabilities it may incur if it were to violate environmental protection laws or regulations. However, there can be no assurance that the Company will not incur environmental liability arising out of the use of hazardous substances. To date, the Company does not believe that it or DEI has incurred any such liability in their operations. The use of certain chemicals and other substances is subject to extensive and frequently changing federal, state, provincial and local laws and substantial regulation under these laws by governmental agencies, including the United States Environmental Protection
Agency, the Occupational Health and Safety Administration, various state agencies and county and local authorities acting in conjunction with federal and state authorities. Among other things, these regulatory bodies impose requirements to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use, and release of certain hazardous chemicals and substances. The Company believes that it is in substantial compliance with all material laws and regulations governing its material business operations and has obtained all material licenses and permits required for the operation of its business. There can be no assurance that the Company in the future will be able to comply with, or continue to comply with, current or future government regulations in every jurisdiction in which it will conduct its material business operations without substantial cost or interruption of its operations, or that any present or future federal, state, provincial or local environmental protection regulations may not restrict the Company's present and possible future activities. In the event that the Company is unable to comply with such requirements, the Company could be subject to substantial sanctions, including restrictions on its business operations, monetary liability and criminal sanctions, any of which could have a material adverse effect upon the Company's business.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Management's' Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion of the results of operations and financial condition should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Amendment No. 1 to Form 10SB and/or amendments reflecting operations and financial condition both before and after the acquisition of DEI. As set forth in Item 1 above, prior to October 21, 1996, the Company had no operating history. Subsequent to October 21, 1996 all of the Company's operations are being carried out by its wholly owned subsidiary DEI.

Therefore, all discussions below concerning the Company prior to the acquisition of DEI relate to and reflect the operations of DEI only.

Liquidity and Capital Resources:


         From the date of inception to the date of the acquisition of DEI the Company had no revenues or operating income. As of March 31, 1997 the Company has nominal revenues of $5000 for first quarter of 1997. This was primarily samples and trial amounts. As of the date of acquisition of DEI, the Company had no tangible assets. As a result of the acquisition of DEI, for the period from the date of inception September 15, 1996 through September 30, 1996 the Company had total assets of $181,515 and total stockholders' equity of $124,774. During the same period the Company had current assets of $21,512 in the form of cash, and current liabilities of $56,791. The Company's capital resources consisted of $21,512 in cash.

         For the six month period ending March 31, 1997 the Company had total assets of $264,460 and total stockholder's equity of $159,701. During the same period the Company had current assets of $14,080 of which $5,130 was cash and current liabilities of $104,759. At the same date current payables were $40,167 and current receivables were $2,550. The Company currently does not have any long term debt. The Company will continue with a fiscal year of September 30.

         Since inception the Company's (and its subsidiary) working capital needs have been satisfied by financing activities primarily consisting of the private placement of Common Stock. The Company anticipates meeting its working capital needs during the current fiscal year primarily with revenues from the sale of securities and secondarily from operations, if any. For the period from the date of inception September 15, 1996 through September 30, 1996 the Company showed an operating loss of $40,726 and for the six month period ending March 31, 1997 an operating loss of $193,481. The Company believes that it will require additional funds to cover the costs of manufacturing it products, general and administrative overhead, meeting its reporting obligations under the Exchange Act, and in order to effect the acquisition of any entity or asset the Board of Directors deems necessary for the growth or well being of the Company. If such funds are necessary, the Company will seek to borrow such funds and/or raise such funds through the private or public sale of its Common Stock. No assurances can be given that such financing, if required, will be available, or that it can be obtained on terms satisfactory to the Company. If the Company is unable to secure financing from the sale of its securities or from private lenders, management believes that the Company will be able to continue operating by realizing working capital from its current operations and its current funding activities. In the opinion of management inflation has not had a material affect on the operations of the Company.


           During the next 12 months the Company will establish a manufacturer's representative organization to represent the Company's products throughout the U.S. as well as internationally. The organizations will be responsible for contacting and developing target markets as determined by the Company's management. Initially the marketing efforts will concentrate on two market segments involving large hardware/home center retail chains and the light industrial and automotive users.

Results of Operations

         From the date of inception to the date of acquisition of DEI, the Company had no revenues or operating income. Prior to the acquisition of DEI the Company's expenses were minimal and administrative in nature. The Results of Operations discussed below reflect only the operations of DEI. Included herein are audited financial statements of DEI covering the period from inception through September 30, 1996 and unaudited consolidated statements for the three month period ending March 31, 1997. For the period from the date of inception, Spetember 15, 1996 through September 30, 1996 DEI had a net operating loss of $40,726 on total revenues of $0.00. For the six month period ending March 31, 1997, DEI had a net operating loss of $193,236 on total revenues of $3,133.

Absence of Historical Profitability, Continued Losses, Accumulated Deficits

           The  Company   anticipates  that  its  operating   expenses  will  be
increasing so that the Company's future profitability will depend upon significant increases in revenue from operations. There can be no assurance as to the amount of income which the Company may be able to generate from operations. Losses have primarily resulted from high start-up costs and initial low sales volume. Given the Company's financial resources, its anticipated expenses, and the highly competitive environment in which it will operate, there can be no assurance that the Company will be able to generate sufficient revenue to fund its current or future operations or that the Company's future operations will be profitable in the near future or at all.

ITEM 3: DESCRIPTION OF PROPERTY

           The Company owns no real property and tangible personal property consists of minor office equipment. The Company considers its exclusive license for the promotion, use, sale, distribution and manufacturing of its "SoyClean" products as well as its 25% equity interest in Interwest LLC, an Iowa Limited Liability Company, which owns the Ralston, Iowa production facility to be tangible assets.

ITEM 4: SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS & MANAGEMENT

           The following table sets forth information with respect to: (i) any person, management or otherwise, known by the Company to own beneficially more than five percent (5%) of the Company's common stock; (ii) the shares of Common Stock beneficially owned by each Officer & Director of the Company; and (iii) the total of the Company's Common Stock beneficially owned by Company's Officers and Directors as a group. Each stockholder holds the sole voting and investment power with regard to the shares owned beneficially by such stockholder.

    Name and Address of               Amount and Nature   Percent of Beneficial
    Beneficial ownership                    of Class(l)                   Owner


    VEXTERGLEN LIMITED (6)

    Bank of Ireland (IOM) Limited             1,431,174              31.80%
    16 St. George Street Douglas
    Isle of Man 1MI 1PL

    Capital West Investments Holding
    Company, Inc., Suite 510                    960,762              21.35%
    2525 East Camelback Road
    Phoenix, Arizona 85016


    Interchem Environmental, Inc. (2) (7)

    9135 Barton Street                          500,000              11.11%
    Overland Park, Kansas 66214

    Gary L. Haer
    9135 Barton Street                          200,000              04.44%
    Overland Park, Kansas 66216

    Lawrence L. Kohler (3)
    2525 East Camelback Road, Suite 510         149,031              03.31%
    Phoenix, Arizona 85016

    Milton R. Barnes
    2525 East Camelback Road, Suite 510         149,031              03.31%
    Phoenix, Arizona 85016

      Sean F. Lee (4)
      7113 West Sack Drive                      500,000              11.11%
      Glendale, Arizona 85308

      George T. Bard                                  0                   0
      8347 East Las Estancias
      Scottsdale, Arizona 85250

      Lawrence G. Olson                               0                   0
      214 West Vista Avenue
      Phoenix, Arizona 85021

      Lee E. Derr (2)
      9135 Barton Street                              0                   0
      Overland Park, Kansas 66214

      All Directors and Executive (5)           700,000              15.55%
      officers as a Group (5 Persons)

Notes: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicted.

Note 1: Based upon 4,500,000 shares of Common Stock being issued and outstanding on December 31, 1996.

Note 2: Mr. Lee E. Derr, a Director of and Consultant to the Company, is an officer and Director of Interchem (N.A.) Industries, Inc. and its wholly owned subsidiary Interchem Environmental, Inc. Mr. Derr does not own any shares of Interchem (N.A.) Industries, Inc. and therefore disclaims any beneficial interest in the shares of the Company's Common Stock owned by Interchem Environmental, Inc. Mr. Derr was also the incorporator of Delta Environmental, Inc. ("DEI") which was part of the Acquisition. Mr. Derr disclaims ownership of any shares of DEI or the Company.

Note 3: Lawrence L. Kohler is the President and majority shareholder of Capital West Investment Holding Company, Inc. and as such has a beneficial interest the shares of the Company's Common Stock currently owned by Capital West.

Note 4: The shares shown as being beneficially owned by Mr. Sean F. Lee are shares available for purchase as a result of Stock options granted to Mr. Lee pursuant to his Employment Contract with the Company. In the event Mr. Lee exercises all of his options the Company would have 5,000,000 shares issued and outstanding. The 500,000 shares then owned by Mr. Lee would represent ten percent (10%) of the Company's issued and outstanding shares of Common Stock.

Note 5: The number of shares shown includes the 500,000 shares under option to Mr. Sean F. Lee, an officer and Director of the Company.


Note 6. The shares of Vexterglen Limited are held in trust by the Bank of Ireland. The beneficial owner of these shares is Mr. D. J. Stanton, 456 Queen Street, W., Mount Forest, Ontario, Canada. Mr. Stanton holds no position as management or any other interest in Soy Environmental Products. Inc. or the predecessor companies.

Note 7. Interchem Environmental, Inc,. is a 100% wholly owned subsidiary of Interchem (N.A.) Industries, Inc Interchem (N.A.) Industries is a corporation with approximately 800 shareholders. No one controls more than 5% of the outstanding stock.

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS,PROMOTERS AND CONTROL PERSONS


The Directors and Executive Officers of the Company and their ages are as follows:

    NAME                        AGE                        POSITION

    Sean F. Lee                 56                Chairman/CEO/Director
    George T. Bard              67                  President/Director
    Gary L. Haer                43                  Secretary/Director
    Lee E. Derr                 48                         Director
    Lawrence G. Olson           60                         Director


           All Company Directors were elected upon the closing of the acquisition of DEI on October 21, 1996, and will remain in office until the next annual meeting of the stockholders and until their successors have been duly elected and qualified. There are no agreements between any parties with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors, or any committee thereof, or reimbursed for expenses incurred for attendance at meetings of the Board of Directors and/or any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each Executive Officer of the Company serves at the discretion of the Board of Directors. The Company does not have any standing committees. No one who was considered as management or promoters of Denom Acquisition Corp. exercise any control over or are considered as promoters of the surviving Company.


           Mr. Lee E. Derr, a Director of the Company, is an officer and director of a Public Company know as Interchem (N.A.) Industries, Inc. and Interchem Environmental, Inc. a wholly owned subsidiary of Interchem (N.A.) Industries, Inc. None of the other Officers and/or Directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the officers, Directors, Affiliates, or Promoters of the Company filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings, or the subject of any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

           All authorized out of pocket expenses incurred by an Officer or Director on behalf of the Company is subject to reimbursement upon receipt by the Company of required documentation substantiating such expense. There are no current plans nor at present does the Company have any current or future obligation to compensate the individuals serving in the capacity of a Director of the Company. Compensation of Company Officers and Directors is at the discretion of the Board of Directors. Mr. Sean Lee is compensated as an Officer of the Company and Interchem (N.A.) Industries, Inc. is compensated as a consultant to the Company. Mr. Lee Derr is President of Interchem (N.A.). See
Item 6 Executive Compensation.

The business experience of each of the persons listed above during the past five years is as follows:

           Mr. George T. Bard is a resident of Arizona and is an attorney admitted to the California Bar. He has a Bachelors Degree from the University of Michigan and a Law Degree from Lincoln University of San Francisco. Prior to his involvement in the Company, in addition to practicing law, he was a Vice President of Continental Gram and served as chief negotiator for the World Milling Group.

           Mr. Sean F. Lee is a resident of Arizona and holds Degrees from Kells College in Ireland and Hood College in Maryland. The Company's Chairman, Sean F. Lee has served in management positions in the retail industry since 1963. Recently, Mr. Lee was co-founder and Chairman of Infopak, a company which manufactured a handheld computer and created custom software for the real estate industry. He held the position of Chairman from inception in January 1991 till its sale in October 1996. Mr. Lee in October 1996 accepted the position of co-founder and Chairman of Soy Environmental Products, Inc., a manufacturer of cleaners and solvents for the retail market. Mr. Lee's retail experience includes 18 years with Montgomery Ward starting as a trainee and ending in 1981 as merchandise manager for the Western Region. In 1982 he joined W. R. Grace as a divisional Vice President ending in 1986 as CEO of Grace Homecenters West. Mr. Lee was CEO of Homebase, a $1.7 billion Home Improvement chain in 1988 and 1989. He has extensive experience in start ups as well as the initiation of many retailing endeavors.

           Mr. Gary L. Haer is a resident of Kansas and holds a B.S. Degree in Accounting from Northwest Missouri State University and a MBA from Baker University. Prior to joining the Company Mr. Haer has held various management positions in operations, insurance and accounting. As a Manager for Hartford Insurance Group, he was responsible for market development and control, financial analysis, and agency management. Part of Mr. Haer's experience includes, from 1981 to 1992, being a major partner in a diversified agriculture operation, Haer Farms, where he was responsible for accounting, finance and operations. During this period he served on several financial review committees for the FHA. Since 1993, Mr. Haer has been accounting manager for Interchem (N.A.) Industries, Inc., which developed the Company's products. Mr. Haer will also serve as the Company's manager of Logistics and Manufacturing.


           Mr. Lee E. Derr is a resident of Kansas and holds a B.S. Degree in Finance from the University of Missouri. In addition he is a CPA. Prior to founding Interchem (N.A.) Industries, Inc. Mr. Derr was Vice President and CFO of B.C. Christopher and Company, a Kansas City based Registered Securities Broker/Dealer. Mr. Derr's responsibilities included banking relationships, accounting and tax departments, cash management of up to $250MM per month, and liaison with the SEC, NYSE and the CBT. In addition Mr. Derr previously served as V.P. of Finance for Wulfsberg Electronics a division of Sundstrand Corporation. Since 1985 Mr. Derr has been President of Interchem (N.A.) Industries, Inc. and continues today to direct all aspects of that company's operations. The Company purchased its rights to its "SoyClean" product line form Interchem.

           Mr. Lawrence G. Olson is a resident of Arizona and holds a B.S. Degree in Civil Engineering from the University of Southern California. He currently is President and Owner of Olson Precast of Arizona, Inc., a precast production and construction company of which he has been affiliated with since 1973.

           The business of the Company will be largely dependent upon the efforts of Mr. Sean F. Lee and Mr. Lee E. Derr. The Company does not currently have, but intends to obtain and maintain, key-man life insurance in the amount of not less than $1,000,000 (USD) on Mr. Lee.

However, even with such insurance, Mr. Lee's marketing skills and experience would be difficult for the Company to replace.

ITEM 6: EXECUTIVE COMPENSATION


           At present the Company does not maintain any form of bonus, profit sharing, or deferred compensation plan for the benefit of any Employees, Officers or Directors. The Board of Directors is currently considering a package of benefits and will present a plan at the Company's next annual meeting. There are no employment contracts with any individual working for or associated with the Company or its subsidiary except for the Chairman/CEO, Mr. Sean F. Lee. The next annual meeting is set for November 7, 1997.



           Mr. Lee has entered into a three year employment contract with DEI whereby beginning January 1, 1997 he will be paid an annual salary of $100,000. At such time as the gross annual revenues of the Company exceed $5,000,000 the salary will increase to $150,000 per year and in addition Mr. Lee will receive an override equal to nine-tenths of one percent (0.9%) of the Company's gross revenue. Said override shall be payable quarterly. As part of the employment agreement the Company has granted Mr. Lee an option to purchase up to 500,000 shares of the Company's Common Stock at Thirty Three Cents ($0.33) per share. The specific terms of the option are to be set forth in a Stock Option Agreement which the Company has not yet prepared.

           The Company has entered into a two year Consultancy Agreement with Interchem (N.A.) Industries, Inc. whereby in exchange for consulting services the Company, beginning January 1, 1997, will pay a monthly consulting fee in the amount of $8333.33. Mr. Lee E. Derr, a Director of the Company, is an officer and director of Interchem (N.A.) Industries, Inc.

    Name and                    Year       Annual           Annual              other Annual         All Other
    Principal Position                     Salary           Bonus               Compensation       Compensation
    Sean F. Lee                 1996       $0.00            $0.00                    $0.00                $0.00
    Chairman & CEO

    George T. Bard              1996       $0.00            $0.00                      $0.00              $0.00
    President

    Gary L. Haer                1996       $0.00            $0.00                      $0.00              $0.00
    Secretary/Treasurer

           The Officers and Directors of the Company, during 1996 after the acquisition of DEI, did not receive any form of cash or other compensation. In the future, in addition or in lieu of current forms of compensation, the Company may establish with each Company Officer and/or Director some form of new or additional compensation. Said compensation may include a situation wherein an Officer or Director could receive shares of the Company's Common Stock in lieu of cash until such time that the Company can sustain such expenses on a cash basis. In the event shares of the Company's Common Stock are delivered to an Officer and/or Director as compensation, the value of the shares delivered will be based on one or more of the following basis: the then current market value of the shares as traded on a public exchange; the then current Book Value of the shares; or as determined by the Company's Board of Directors. The dollar amount of compensation due each Officer and/or Director and a formulae for valuing the shares of the Company's Common Stock in order to determine the number of shares to be issued as compensation will be determined by the Board of Directors prior to the issuance of any shares of the Company's Common Stock. No dollar amount of Officer/Director compensation or formulae for determining the value of the shares of the Company's Common Stock has been determined at this time and the Board of Directors has no plans to make such a determination in the near future.

ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           There have been no arrangements between the Company and any of its current or previous Officers, Directors, or nominees for election as a Director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family except as set forth below. The Company currently does not have in force or effect any policies, procedures or controls with respect to entering into future transactions with its Officers, Directors, Affiliates or a Related Party.

           Mr. Sean F. Lee, Chairman/CEO/Director of the Company, as a result of his Employment Agreement has an option to purchase up to 500,000 shares of the Company's Common Stock for Thirty Three Cents ($0.33) per share. In the event Mr. Lee were to exercise his stock purchase options, based on the current number of shares of Common Stock issued and outstanding, he would then own ten percent (10%) of the Company.


           Mr. Lawrence L. Kohler is the President and majority shareholder of Capital West Investments Holding Company, Inc. and as such has a beneficial interest in the shares of Company Common Stock currently owned by Capital West. Capital West Investment Group an affiliate of Capital West Investments Holding Company, of which Mr. Kohler is President, will be involved as a financial consultant in an anticipated private placement of shares of the Company's Common Stock and as a result the Company will pay a consulting fee and/or sales commission to Capital West Investment Group. Capital West has received $41,000 in commissions through March 31, 1997. There have been no consulting fees paid or accrued.


           In September of 1996 DEI entered into a 25 year License Agreement with Interchem Environmental, Inc. whereby Interchem granted DEI an exclusive world wide License for the promotion, use, sale, and distribution of Interchem's "SoyClean" products. In addition the Company has entered into a two year Consultancy Agreement with Interchem (N.A.) Industries, Inc. whereby in exchange for consulting services the Company, beginning January 1, 1997, will pay a monthly consulting fee to Interchem in the amount of $8333.33. Mr. Lee E. Derr, a Director of the Company, is an officer and director of Interchem (N.A.) Industries, Inc.


           Interchem Environmental, Inc., a Shareholder of the Company, owns a 25% equity interest in Interwest LLC, an Iowa Limited Liability Company, which owns the Ralston, Iowa production facility utilized in the manufacture of the Company's "SoyClean" products. Interchem Environmental, Inc. has signed a license agreement with the Company granting exclusive sales rights to all "SoyClean" products worldwide. The agreement is for 25 years and given in consideration for a royalty fee of one half of one percent (0.05) and the transfer of 500,000 shares of common stock.


ITEM 8: DESCRIPTION OF SECURITIES

           The Company is authorized to issue 20,000,000 shares of Common Stock. $0.001 par value per share, 8,816,992 of which were issued and outstanding as of September 30, 1996. No preferred stock is currently authorized. Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at all meetings of the stockholders. Stockholders of the Company have no rights to acquire additional shares of Common Stock or any other of the Company's securities or shares of issued and outstanding Common Stock are fully paid and non-assessable.

           The holders of common stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of shares of Common Stock upon liquidation, dissolution or winding up of affairs of the Company; (iii) do not have preemptive, subscription, conversion or redemption rights, or sinking fund provisions applicable thereto, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote on at all meetings of the stockholders.


           On November 8, 1996, the Company's Board of Directors authorized a reverse split of the shares of the Company's Common Stock. On November 27, 1996, pursuant to Company By-laws, the Company held a special meeting of shareholders to ratify an amendment to the Company's Articles of Incorporation reflecting the reverse spilt, at a ratio of One (1) new share for each existing Six (6) shares, of the then existing 8,816,992 issued and outstanding shares of Common Stock. As a result of the One for Six reverse split 1,469,500 shares of Common Stock remained issued and outstanding as post split shares prior to the issuance of new shares associated with the acquisition of DEI. On October 21, 1996 the Company issued 3,030,500 new shares of 144 Restricted Common Stock in association with the acquisition of DEI resulting in a total of 4,500,000 shares of Common Stock issued and outstanding.

           Currently there are no shares of Preferred Stock authorized, designated, issued or outstanding. In the future should the stockholders vote in the affirmative to amend the Company's Articles of Incorporation to authorize shares of Preferred Stock the Company's Board of Directors would be empowered to designate classes of the Company's Preferred Stock and to establish relative rights, preferences, qualifications and restrictions with regard to any designated classes. The Company's Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of Preferred or Common Stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of the existing shares of the Company's Common Stock now issued and outstanding.

           Neither the Company's nor DEI's Charter and/or by-laws contain any provisions that would delay, defer or prevent a change in control of the Company or its subsidiary.


                                     PART II


ITEM 1:

MARKET  PRICE OF AND  DIVIDENDS  ON  REGISTRANT'S  EQUITY AND OTHER  SHAREHOLDER
MATTERS

           (A) Marketing Information: There is no established public trading market for the Company's issued and outstanding Common Stock. In the near future the Company intends to seek sponsorship of one or more NASD Member Registered Securities Broker/Dealers and a quotation on The National Association of Securities Dealers NASDAQ quotation system at the Bulletin Board level.

                  Holders: The number of record holders of shares of the Company's Common stock as of March 31, 1997 was 1121, inclusive of those brokerage firms and/or clearing houses, if any, holding shares of the Company's Common Stock for their clientele (with each such brokerage house and/or clearing house, if any, being considered as one holder), The aggregate number of shares of the Company's Common Stock issued and outstanding as of March 31, 1997 was 4,795,100. of this amount 3,030,500 new shares were issued during 1996 pursuant to the acquisition of DEI and said shares are deemed "restricted securities" as defined by Rule 144 of the Securities Act, as amended. As to the balance of outstanding shares of the Company's Common Stock, 408,900 shares, are considered to have been issued and outstanding for more than three years and may be sold or otherwise transferred without restriction unless held by an affiliate or controlling stockholder of the Company. Of these shares, the Company is not aware of any held by Affiliates, Officers, or Directors of the Company or beneficial interests thereof. The Company has no holders of Preferred Stock.

           (C) Dividends: The Company has not paid or declared any dividends upon its shares of Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its shares of Common Stock in the foreseeable future.

ITEM 2: LEGAL PROCEEDINGS

           The Company is not presently a party to any litigation of any kind or nature whosoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

From the inception of the Company until the acquisition of DEI its accountants were Rotenberg Company, LLP of Rochester, New York. Due to the change in control of the Company resulting from the acquisition of DEI the Company's Board of Directors decided to retain as its certifying accountant the accountants for DEI, Semple & Cooper PLC of Phoenix, Arizona. The decision to change accountants was that solely of the Company's Board of Directors. At no time have there been any disagreements with prior or current accountants regarding any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure. None of the accounting reports associated with the financial statements of either the Company or DEI over the past two years or from the date of inception to the date hereof contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles.

ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

           On May 29, 1996 the Company filed with the U.S. Securities and Exchange Commission a Notice of Sale of Securities pursuant to Regulation "D",
Section 4 (6), Rule 504. The filing reported the exchange of 8,816,992 shares of the Company's Common Stock. on the same date the Company also filed a Form 11 with the Department of Law of the State of New York.


         On November 27, 1996 3,030,500 new restricted shares of the Company's Common Stock were issued pursuant to a stock exchange agreement with the shareholders associated with the acquisition of DEI. 2,530,500 restricted shares were issued to existing shareholders of DEI and 500,000 new restricted shares were issued to new stockholders as a result of an ongoing Private

Placement of 500,000 shares of DEI common stock pursuant to Regulation "D" of the Act. All 3,030,500 shares were unregistered and deemed "restricted securities"' as defined by Rule 144 of the Securities Act, as amended. All certificates representing the securities bear a restrictive legend preventing their transfer except in accordance with the Securities Act, as amended, and the regulations promulgated thereunder.

         For each of the above transactions. the Company relied upon the exemption from registration under the Securities Act of 1933, as amended (the "Act"), as provided by Section 4(2) of the Act. With regard to the exchange of existing and issuance of new shares totaling 3,591,100 shares of the Company's Common Stock to the shareholders of DEI, the Company determined that each met the standards of an "Accredited Investor" and were deemed to be "Sophisticated" pursuant to the rules. In addition the DEI shareholders submitted to the Company an "Investment Letter" for purposes of the exchange transaction.

         The Company is currently in the process of organizing a "Private Placement" of 1,350,000 Units at $1.50 per Unit in a limited offering made only to "Accredited Investors" as defined in Regulation "D" under the Act. Each Purchaser must execute a Subscription Agreement making certain representations and warranties to the Company, including such Purchaser's qualifications as an Accredited Investor. Each Unit consists of One Share of Common Stock and One Redeemable Common Stock Purchase Warrant.

         The Units to be offered will be on a "best efforts, 335,000 Units or none" basis by the Company through its Officers and Directors who will not receive any compensation in the form of commissions or finders' fees. Capital West Investment Holding Company, a. shareholder of the Company, has been engaged, through its affiliate Capital West Group, Inc., as a financial advisor and is entitled to receive a Consulting fee of up to $200,000 as compensation for its services to the Company, if all Units offered are sold. Units may also be sold by NASD member Broker/Dealers who may receive commissions of up to 10% of the price of the Units sold. If the minimum 335,000 Units are sold the Company will net after selling commissions $452,250 and if all 1,350,000 Units are sold the Company will net after selling commissions $1,822,500. A copy of the offering memorandum is attached as an Exhibit hereto.

         The Units are being offered in reliance upon exemptions from the registration requirements of the Act, and other applicable state securities laws. If the sale of Units, Shares, or Warrants fails to qualify for these exemptions, purchasers may seek rescission of their purchases of such securities. If a number of purchasers were to obtain rescission, the Company would face significant financial demands which could adversely affect the Company as a whole, as well as any nonrescinding purchasers.


As of March 31, 1997. The Company had sold 295,100 shares of common stock pursuant to Regulation "D', Section 4 (6) , Rule 504. This offering was made only to accredited investors and was made to only one investor. Through the period March 31, 1997 an additional $295,100 was received by nature of investment in Delta Environmental, Inc., the company acquired by Soy Environmental Products, Inc. This was invested under Regulation "D", Section 4
(6), rule 504. This offering was made only to accredited investors and resulted in investment by 22 stockholders. There have been no warrants exercised. All shares were sold at a price of $1.00 per share.

ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Pursuant to Delaware law and the Company's Certificate of Incorporation, no director of the Company is personally liable to the company or to the shareholders for monetary damages for any breach of fiduciary duty as a direct of the Company. Nevertheless, a director is liable to the extent provided by applicable law (i) for the breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

           As permitted by the provisions of the Delaware General Corporation Laws the Company has the power to indemnify individuals made a party to a proceeding because they are or were a director, against liability incurred in the proceeding, if such individuals acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company and, in a criminal proceeding, they had no reasonable cause to believe their conduct was unlawful. The Company must indemnify a director or officer who is successful on the merits or otherwise, in the defense of any proceeding, to which they are a party because they are or were a director or officer of the Company, against reasonable expenses incurred by them in connection with a proceeding or claim with respect to which such individual has been successful. The Company's Certificate of Incorporation empowers the Board of Directors to indemnify its officers, directors, agents or employees against any loss or damage sustained when acting in good faith in the performance of their corporate duties.

           The Company may pay for or reimburse expenses incurred by a director, officer. employee, fiduciary, or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding provided the individual furnishes the Company with written affirmation that their conduct was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interest of the Company, and to undertake to repay the advance if it is ultimately determined that they did not meet such standard of conduct.

TRANSFER AGENT

           The Company has designated OTR Inc., 317 South West Alder, Suite 1120, Portland, Oregon 97204, as its Registrar of Stock and Transfer Agent.


                                    PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           The Audited Financial Statements for the Company from the date of inception, January 10, 1996, to September 30, 1996 have been examined to the extent indicated in their reports by Rotenberg & Company, LLP, independent certified public accountants. Also included are Audited Financial Statements for Delta Environmental, Inc. from the date of inception, September 15, 1996, to September 30, 1996 examined to the extent indicated in their reports by Semple & Cooper PLC, independent certified public accountants. In addition, management has prepared the unaudited financial statements for the 6 month period ended March 31, 1997. All Financial Statements have been prepared in accordance with generally accepted accounting principles. The aforementioned financial statements are included herein in response to Item 15 of this Form 10-SB.

                        SOY ENVIRONMENTAL PRODUCTS, INC.
                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                         For The Six Month Period Ended
                                 March 31, 1997

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                 March 31, 1997
                                   (Unaudited)

                                     ASSETS

Current Assets:

   Cash                                                              $   5,130
   Accounts receivable                                                   2,550
   Inventory                                                             6,400
                                                                     ---------
          Total Current Assets                                          14,080
                                                                     ---------

Investment (Note 5)                                                    192,698

Goodwill, net (Note1)                                                   44,702
organization costs, net (Note 1)                                         7,980
Licenses(Note 1)                                                         5,000
                                                                     ---------
                                                                       250,380
                                                                     ---------

          Total Assets                                               $ 264,460
                                                                     =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Accounts Payable                                                  $  40,167
   Accrued Expenses                                                     14,592
   Notes Payable(Note)                                                  50,000
                                                                     ---------
          Total Current Liabilities                                    104,759
                                                                     ---------

Commitments: (Note 9)                                                     --

Stockholders' Equity:
   Common stock, $.001 par value, 20,000,000 shares
          authorized, 4,795,100 shares issued and outstanding            4,795
   Additional paid-in capital                                          413,049
   Accumulated deficit                                                (258,143)
                                                                     ---------
          Total Stockholders' Equity                                   159,701
                                                                     ---------
          Total Liabilities and Stockholders' Equity                 $ 264,460
                                                                     =========
                             Prepared by Management
     The Accompanying Notes are an Integral Part of the Financial Statements

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  For The Six Month Period Ended March 31, 1997
                                   (Unaudited)


Sales                                                        $     8,179

Cost of Sales                                                      3.906
                                                             -----------

Gross Profit                                                       4,273

General and Administrative Expenses                              197,754
                                                             -----------

Loss from Operations                                            (193,481)

Miscellaneous Income                                                 245
                                                             -----------

Net Loss                                                     $  (193,236)
                                                             ===========

Loss per share (Note 1)                                      $      (.04)
                                                             ===========


Weighted average shares outstanding                            4,795,100
                                                             ===========

                             Prepared by Management

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  For The Six Month Period Ended March 31, 1997
                                   (Unaudited)

                                                                                Additional
                                            Common Stock                         Paid-in           Accumulated      Stockholders,
                                              Shares             Amount          Capital            Deficit           Equity
                                              ------             ------          -------            -------              ---
Balance at September
  30, 1996                                   8,816,922           $8,817           $ --               $  --              $ 8,817

      1 for 6 reverse
        stock split                         (7,347,422)          (7,347)           7,347                --                  --

      Reverse merger with
        Delta
        Environmental,
        Inc.                                 3,030,500            3,030          182,520             (64,907)           120,643

       Proceeds from
        private offering,
        net of costs of
        $95,576                                295,100              295          223,182                                223,477

      Net loss for the
        six month period
        ended March 31, 1997                                                                        (193,236)          (193,236)
                                          -------------      -----------     -------------      -------------       -------------

Balance at
   March 31, 1997                            4,795,100           $4,795         $413,049          $ (258,143)          $159,701
                                             =========           ======         ========          ==========           ========

                             Prepared by Management

     The Accompanying Notes are an Integral Part of the Financial Statements

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                  For The Six Month Period Ended March 31, 1997
                                   (Unaudited)

       Reconciliation of Net Loss to Net Cash
          Provided by Operating Activities:
       Net Loss                                               $(193,236)
                                                              ---------
       Adjustments to reconcile net loss to net cash
         provided by operating activities:
            Amortization                                          6,189
            Reverse acquisition of subsidiary                   (99,360)
       Changes in Assets and Liabilities:
            Accounts receivable                                  (2,550)
            Inventory                                            (6,400)
            Accounts payable                                     40,167
            Accrued Expenses                                     14,541
                                                              ---------
                                                                (47,413)
                                                              ---------
       Net cash used by operating activities                   (240,649)
                                                              ---------
       Cash flows for investing activities:
               Increase in investment                           (42,698)
                                                              ---------
                      Net cash used by investing activities     (42,698)
                                                              ---------

       Cash flows from financing activities:
            Proceeds from issuance of stock                     238,477
            Proceeds from notes payable                          50,000
                                                              ---------

                 Net cash provided by financing activities      288,477
                                                              ---------

       Net increase in cash                                       5,130

       Cash at beginning of period                                 --
                                                              ---------

       Cash at end of period                                  $   5,130
                                                              =========

                             Prepared by Management

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Summary of Significant Accounting Principles and Nature of Operations:
          Nature of Corporation:

          Soy Environmental Products, Inc. and Subsidiary (formerly Denom Acquisition Corp.) is a Corporation which was duly formed and organized under the laws of the State of Delaware on January 10, 1996. The Company was in the development stage and had no activity from its inception through October 21, 1996. The principal business purpose of the Corporation is to engage in the development of, ownership of interests in, and operation of biodegradable chemical facilities, and to establish national sales and distribution networks for these products.

          During the six month period ended March 31, 1997, the Company changed its name from Denom Acquisition Corp. to Soy Environmental Products, Inc.


          Principles of Consolidation:

          The consolidated financial statements include the accounts of Soy Environmental Products, Inc. and its wholly-owned subsidiary, Delta Environmental Inc. All significant inter-company balances and transactions have been eliminated in consolidation.


          Revenue Recognition:

          Revenues are recognized on the accrual basis of accounting.


          Goodwill:

          Goodwill consists of costs incurred in relation to the purchase of the corporate shell and will be amortized over a five (5) year period. The Company evaluates the estimated net realizable value of its goodwill at each balance sheet date and records an impairment if the carrying value exceeds the expected future net operating cash flows from the related operation. For the six month period ended March 31, 1997, amortization expense in the amount of $5,301 was charged to operations.


          Organization Costs:

          Organization costs consist of costs incurred prior to commencing operations. These costs consist primarily of professional fees and administrative costs, and are amortized ratably over a five (5) year period. For the six month period ended March 31, 1997, amortization expense in the amount of $888 was charged to operations.

                        SOY ENVIRONMENTAL PRODUCTS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.        Summary of Significant Accounting Principles and Nature of Operations:
          (Continued)

          Interim Financial Information:

          The interim financial statements for the six month period ended March 31, 1997 are unaudited. In the opinion of management, such statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of the interim period. The results of operations for the six month period ended March 31, 1997 are not necessarily indicative of the results for the year ending September 30, 1997.

          Loss Per Common Share:

          The computation of loss per common share is based on the net loss attributable to common stockholders and the weighted average number of common shares outstanding for the period. Common share equivalents are not included, as they are anti-dilutive in the calculation of loss per share.


          License Fee:

          The license fee consists of costs incurred in relation to the purchase of a license to market certain chemical compounds for bioremediation that are based upon soy product derivatives. The license will be amortized ratably over a five (5) year period. The Company evaluates the estimated net realizable value of its license fee at each balance sheet date and records an impairment if the carrying value exceeds the expected future net operating cash flows from the related operation. For the six month period ended March 31, 1997, no amortization expense was charged to operations.


          Income Taxes:

          For financial accounting and tax reporting purposes, the Company reports revenues and expenses based on the accrual method of accounting. For the period ended March 31, 1997, no provision has been made for federal and state income taxes due to a net operating loss during the period.

          Deferred income taxes arise from timing differences resulting from revenue and expenses reported for financial accounting and tax reporting purposes in different periods. Deferred income taxes represent primarily the tax benefit of the net operating loss carry-forwards.

          The company has established a valuation allowance in the approximate amount of $61,950 to fully offset the deferred tax asset because, as a result of its recent operating loss, in management's opinion, it is more likely than not the Company's deferred tax asset will not be realized.

          Stock-Based Compansation

          In 1996, the Company adopted for footnote disclosure purposes only, SFAS No. 123, "Accounting for Stock-Based Compensation"), which requires that companies measure the cost of stock-based employee compensation at the grant date based on the value of the award and recognize this cost over the service period. The value of the stock-based award is determined using the intrinsic value method whereby compensation cost is the excess of the market prices of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.

2.        Reverse Acquisition:

          On September 3, 1996, the Company entered into an agreement to purchase all of the outstanding common stock of Delta Environmental, Inc. The acquisition was effective as of October 21, 1996.

          The acquisition of Delta Environmental, Inc. was accounted for using the purchase method of accounting and as a reverse merger since the stockholders of Delta Environmental, Inc. received approximately ninety (90) percent of the outstanding common stock of Soy Environmental Products, Inc. Approximately 1,060,600 shares of common stock in the agreement were transferred directly from the stockholders of Soy Environmental Products, Inc. to the stockholders of Delta Environmental, Inc.

3.        Pervasiveness of Estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY NOTES
                TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.        Related Party Transactions:

          Leasing Arrangements:

          The Company leases office space under a month-to-month operating lease agreement with Interchem Environmental, Inc. For the six month period ended March 31, 1997, rental expense for the office lease was $24,508.


5.        Investment:

          The investment consists of approximately a twenty-five (25) percent ownership interest in Interwest, L.C., an Iowa limited liability company. The investment will be accounted for under the equity method, however, as of March 31, 1997, no material activity had occurred.

6.        Statement of Cash Flows:

          Non-Cash Financing Activities:

          For the six month period ended March 31, 1997, the Company recognized financing activities that affected stockholders' equity, but did not result in cash receipts.

          As of March 31, 1997, these non-cash activities consisted of the following:

          Reverse acquisition of Delta Environmental, Inc.'s net assets including cash, accounts receivable and accounts payable of $24,680, $3,350, and $127,390, respectively, in exchange for 3,591,100 shares of the Company's restricted common stock.

7.        Economic Dependency:

          The Company purchases substantially all of its supply of soybeans and other materials from Interwest Cooperative, a related entity.

8.        Compensation from Options:

          The Company has issued stock options pursuant to an employment agreement. The options are exercisable at $.33 per share for a period of five years from grant date. At March 31, 1997 there were 500,000 shares granted with no shares exercised.

          The stock options issued to the employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related compensation expense recorded in the Company's financial statements. Had compensation cost for stock-based compensation been determined based on fair market value at the grant date consistent with the method of SFAS 123, the Company's net loss and loss per share for the six month period ended March 31, 1997, would have been reduced to the pro forma amoounts presented below:

          Net Loss
            As reported            $ 193,236
            Pro Forma              $ 263,236

          Loss per share
            As reported            $     .04
            Pro Forma              $     .05

          The fair value of option grants is estimated as of the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1997, expected life options of two (2) years, risk-free interest rates of eight percent (8%), and a zero percent (0%) dividend yield.

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.        Commitments:

          License Agreement:

          On September 15, 1996, Delta Environmental, Inc. entered into a licensing agreement with Interchem Environmental, Inc. for sales of various Interchem Environmental, Inc. products. The contract provides for royalties at a rate of one-half of one percent (.005%) of gross sales. In exchange for the licensing agreement, Interchem Environmental, Inc. received 500,000 shares of Delta Environmental, Inc. stock. Consulting Agreement:

          On January 1, 1997, the Company entered into a consulting agreement with Interchem Industries, Inc., a related entity. The agreement is for a two (2) year period, with a total commitment of $175,000.

10.       Note Payable:

          As of March 31, 1997 the note payable consists of a 90 day promissory note payable to an individual with interest at the rate of nine (9) percent per annum, unsecured.

11.       Subsequent Event:

          Subsequent to the balance sheet date, the Company intends to initiate a private placement pursuant to Regulation D promulgated by the Securities and Exchange Commission. The proposed private placement will offer for sale 1,350,000 units, each consisting of one (1) share of common stock, and one (1) redeemable common stock purchase warrant at $1.50 per unit.

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.       Proforma Condensed Consolidated Statement of Operations:

          The following unaudited Proforma Condensed Consolidated Statement of Operations of Soy Environmental Products, Inc. gives effect to the reverse merger with Delta Environmental, Inc. as though said merger had occurred as of October 1, 1996. This proforma information has been prepared based on the estimates and assumptions set forth herein and in the notes to such statements. The unaudited Proforma Condensed Consolidated Statement of Operations do not purport to be indicative of the results which actually would have been obtained had the purchase been effected on October 1, 1996, or of the results which may be obtained in the future.

          The unaudited Proforma Condensed Consolidated Statement of Operations is based on the purchase method of accounting and treated as a reverse merger.

                 SOY ENVIRONMENTAL PRODUCTS, INC. AND SUBSIDIARY
             PROFORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
            FOR THE SIX MONTH PERIOD ENDED MARCH 31, 1997 (UNAUDITED)

                                            Historical         Historical       Proforma          Proforma
                                            Soy                Delta(l)         Entries           Consolidated
                                            -----------        ---------        --------          ------------

Sales                                         $8,179                                                $8,179

Cost of Sales                                  3,906                                                 3,906
                                            ----------         ---------                          ----------

Gross Profit                                   4,273           -                                     4,273

General and Administrative
    Expenses                                 197,754            29,181           (2)    555        227,490
                                            ----------         ---------                          ----------
Loss from Operations                        (193,481)          (29,181)                           (223,217)

Miscellaneous Income                             245                                                   245
                                            ----------         ---------                          ----------

Net Loss                                   $(193,236)         $ (29,181)                         $(222,972)
                                            ========             ======                            =======

(1) Represents the operations of Delta Environmental, Inc. for the period from October 1, 1996 through October 21, 1996, the date of the reverse merger.
(2)  To record amortization of the goodwill.

                            DELTA ENVIRONMENTAL, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

          For The Period From The Date of Inception, September 15, 1996
                           Through September 30, 1996

To The Stockholders and Board of Directors of
Delta Environmental, Inc. (A Development Stage Company)


We have audited the accompanying balance sheet of Delta Environmental, Inc. (A Development Stage Company) as of September 30, 1996, and the related statements of operations, stockholders' equity and cash flows for the period from the date of inception, September 15, 1996 through September 30, 1996. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Environmental, Inc. (A Development Stage Company) as of September 30, 1996, and the results of its operations, and its cash flows for the period from the date of inception, September 15, 1996 through September 30, 1996, in conformity with generally accepted accounting principles.


/s/ Semple & Cooper P.L.C.

Phoenix, Arizona
December 31, 1996

                            DELTA ENVIRONMENTAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               September 30, 1996


                                     ASSETS

Current Assets:
    Cash                                                              $  21,512
                                                                      ---------

              Total Current Assets                                       21,512
                                                                      ---------

Investment (Note 4)                                                     150,000
License Fee (Notes 1 and 7)                                               5,000
Deposit (Note 8)                                                          5,003
                                                                      ---------

                                                                        160,003
                                                                      ---------

           Total Assets                                               $ 181,515
                                                                      =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts Payable (Note 4)                                            56,741
                                                                      ---------

           Total Current Liabilities                                     56,741
                                                                      ---------

Commitments: (Notes 3 and 7)

Stockholders' Equity: (Note 6)
    Common stock, $.0l par value, 10,000,000 shares
           authorized, 3,645,000 shares issued and
           outstanding                                                   36,450
    Additional paid-in capital                                          129,050
    Accumulated deficit                                                 (40,726)
                                                                      ---------

           Total Stockholders' Equity                                   124,774
                                                                      ---------

           Total Liabilities and Stockholders' Equity                 $ 181,515
                                                                      =========

                   The Accompanying Notes are at Integral Part
                           of the Financial Statements

                            DELTA ENVIRONMENTAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                   For The Period From The Date of Inception,
                  September 15, 1996 Through September 30, 1996


      Revenues                                                        $       --

      General and Administrative Expenses                               (40,726)
                                                                      ----------

      Net Loss                                                        $ (40,726)
                                                                      =========

                   The Accompanying Notes are an Integral Part
                           of the Financial Statements

                            DELTA ENVIRONMENTAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                   For The Period From The Date of Inception,
                  September 15, 1996 Through September 30, 1996

                                                                       Additional
                                                  Common Stock          Paid-in       Accumulated   Stockholders'
                                            Shares      Amount          Capital         Deficit        Equity
                                            ------      ------          -------         -------        ------
      Balance at September
        15, 1996                                 --     $     --      $    --         $    --          $  --

      Stock issued for
        consulting services
        and license fee                     3,500,000       35,000         --              --           35,000

      Proceeds from private
        offering, net of
        costs of $14,500                      145,000        1,450      129,050            --          130,500


      Net loss                                   --           --           --           (40,726)       (40,726)
                                            ---------   ----------    ----------      ----------     ----------

      Balance at September
        30, 1996                            3,645,000   $   36,450    $ 129,050       $ (40,726)       124,774
                                            =========   ==========    =========       =========        =======

  The Accompanying Notes are an Integral Part of the Financial Statements

                            DELTA ENVIRONMENTAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                   For The Period From The Date of Inception,
                  September 15, 1996 Through September 30, 1996

    Reconciliation of Net Loss to Net Cash
        Provided by Operating Activities:

    Net Loss                                                   $(40,726)
                                                              ----------
    Adjustments to reconcile net loss to net cash
     provided by operating activities:
         Stock issued for consulting fees                         30,000

    Changes in Assets and Liabilities:
         Accounts payable                                         56,741
                                                              ----------
                                                                  86,741
                                                              ----------

    Net cash provided by operating activities                     46,015
                                                              ----------

    Cash flows from investing activities:
        Purchase of investments                                (150,000)
        Disbursements for deposit                                (5,003)
                                                              ----------

               Net cash used for investing activities          (155,003)
                                                              ----------
    Cash flows from financing activities:
        Proceeds from issuance of stock                          130,500
                                                              ----------

               Net cash provided by financing activities         130,500
                                                              ----------

    Net increase in cash                                          21,512

    Cash at beginning of period
                                                              ----------

    Cash at end of period                                         21,512
                                                                  ======

                   The Accompanying Notes are an Integral Part
                        of the Financial Statements

                            DELTA ENVIRONMENTAL, INC.

                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

1.       Summary of Significant Accounting Principles and Nature of operations:

         Nature of Corporation:

         Delta Environmental, Inc. is a Corporation which was duly formed and organized under the laws of the State of Delaware on October 1, 1996. The Company has been in the development stage since its inception. The principal business purpose of the Corporation is to engage in the development of, ownership of interests in, and operation of biodegradable chemical facilities, and to establish national sales and distribution networks for these products.


         The accompanying financial statements reflect the activity of the business since its inception, September 15, 1996, although the formal incorporation was not recorded until October 1, 1996.

         License Fee:

         The license fee consists of costs incurred in relation to the purchase of a license to market certain chemical compounds for bioremediation that are based upon soy product derivatives (See Note 7). The license will be amortized ratably over a five (5) year period. The Company evaluates the estimated net realizable value of its license fee at each balance sheet date and records an impairment if the carrying value exceeds the expected future net operating cash flows from the related operation. For the period from the date of inception, September 15, 1996, through September 30, 1996, no amortization expense was charged to operations.

         Income  Taxes:

         For financial accounting and tax purposes, the Company reports revenues and expenses based on the accrual method of accounting. For the period ended September 30, 1996, no provision has been made for federal and state income taxes due to a net operating loss during the period.

         Deferred income taxes arise from timing differences resulting from revenue and expenses reported for the financial accounting and tax reporting purposes in different periods. Deferred income taxes represent primarily the tax benifit of the net operating loss carryforwards.

         The Company has established a valuation allowance in the approximate amount of $9,700 to fully offset the deferred tax asset because, as a result of its recent operating loss, in management's opinion, it is more likely than not the Company's deferred tax asset will not be realized.

2.       Pervasiveness of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       Related Party Transactions:

         The Company leases office space for approximately $4,500 per month under a month-to-month operating lease agreement with Interchem Environmental, Inc., a related entity. For the period from the date of inception, September 15, 1996 through September 30, 1996, rental expense for the office lease was $2,228.

                            DELTA ENVIRONMENTAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

4.       Investment:

         The investment consists of approximately a twenty-five (25) percent interest in Interwest, L.C., an Iowa limited liability company. The investment will be accounted for under the equity method, however, as of September 30, 1996 no material activity had occurred. As of December 31, 1996, the Company has recorded a payable due in relation to the investment in the amount of $26,000.

5.       Statement of Cash Flows:

         Non-Cash Financing Activities:

         For the period from the date of inception, September 15, 1996 through September 30, 1996, the Company recognized financing activities that affected stockholders' equity, but did not result in cash receipts.

         As of September 30, 1996, these non-cash activities consisted of the following:

         3,500,000 shares of common stock were issued in exchange for consulting fees and a license fee valued in the amounts of $30,000 and $5,000, respectively.

6.       Private Placement:

         During the period ended September 30, 1996, the Company initiated a private placement pursuant to Regulation D promulgated by the Securities and Exchange Commission. The private placement offered for sale 500,000 shares of $.0l par value common stock at $1.00 per share. As of the balance sheet date the Company had sold 145,000 shares through the private offering of which the proceeds, net of brokerage commissions were $130,500.

7.       Commitments:

         License Fee:

         On September 15, 1996, the Company entered into a licensing agreement with Interchem Environmental, Inc. for sales of various Interchem Environmental, Inc. products. The contract provides for royalties at a rate of one-half of one percent (.005%) of gross sales and has a duration of twenty-five (25) years. In exchange for the licensing agreement, Interchem Environmental, Inc. received 500,000 shares of the Company's $.0l par value common stock.

                            DELTA ENVIRONMENTAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO FINANCIAL STATEMENTS - (Continued)

8.       Subsequent Events:

         On October 21, 1996, all of the Company's outstanding common stock was exchanged for 3,760,600 restricted shares of Soy Environmental Products, Inc. (formerly Denom Acquisition Corp.) in a reverse merger. The stockholders of Delta Environmental, Inc. received approximately ninety (90) percent of the outstanding common stock of Soy Environmental Products, Inc. after the merger. In addition, Delta Environmental, Inc. agreed to pay approximately $50,000 to a business broker. As of September 30, 1996, approximately $5,000 of the acquisition fee had been placed on deposit.

                             DENOM ACQUISITION CORP.
                           (A DELAWARE CORPORATION) \
                               ROCHESTER, NEW YORK


                                TABLE OF CONTENTS
                                -----------------

      Independent Auditor's Report                                        1

      Balance Sheet at September 30, 1996                                 2

      Statement of Stockholders' Equity for the Period                    3
         January 10, 1996 (Date of Inception) to September 30, 1996

      Notes to Financial Statements                                       4

Rotenberg & Company, LLP
------------------------
Certified Public Accountants & Consultants
------------------------------------------
500 First Federal Plaza * Rochester, N.Y. 14614
-----------------------------------------------

(716) 546-1158                Fax (716) 546-2943
--------------                ------------------



                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
and Stockholders
Denom Acquisition Corp.
Rochester, New York

           We have audited the accompanying balance sheet of Denom Acquisition Corp. (a Delaware Corporation) as of September 30, 1996, and the related statement of stockholders' equity for the period January 10, 1996 (date of inception) to September 30,1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

           We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet and statement of stockholders' equity are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the balance sheet and statement of stockholders' equity. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the balance sheet and statement of stockholders' equity present fairly, in all material respects, the financial position of Denom Acquisition Corp. as of September 30, 1996, in conformity with generally accepted accounting principles.



Rotenburg & Company, LLP

Rochester, New York
  October 4, 1996

                             DENOM ACQUISITION CORP.
                            (A Delaware Corporation)
                               Rochester, New York


                       BALANCE SHEET AT SEPTEMBER 30, 1996
                       ----------------------------------


                                     ASSETS


Cash and Cash Equivalents                                            $ --
Accounts Receivable                                                    --
Marketable Securities                                                  --
Inventory                                                              --
Organizational Expense                                                8,817
Start-Up Costs                                                           50
                                                                     ------


                                 Total Assets                        $8,867
                                                                     ======



                LIABILITIES AND STOCKHOLDERS' EQUITY



Liabilities
----------

  Accounts Payable                                                   $ --
  Accrued Expense                                                      --
  Customer Deposits and Advances                                       --
  Delaware Franchise Taxes Payable and Accrued                           50
                                                                     ------


                                 Total Liabilities                   $   50
                                                                     ------

Stockholders' Equity
-----------------

  Common Stock: $.001 Par; 20,000,000 Shares Authorized,              8,817
                  8,816,992 Shares Issued and Outstanding              --
  Additional Paid in Capital                                           --
  Retained Earnings                                                    --
                                                                     ------


                                 Total Stockholders' Equity          $8,817
                                                                     ------

                        Total Liabilities and Stockholders' Equity   $8,867
                                                                     ======


  The  Accompanying  Notes are an integral part of this financial  statement and should be read in conjunction therewith.

                             DENOM ACQUISITION CORP.
                            (A Delaware Corporation)
                               Rochester, New York


                STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD
                ------------------------------------------------

           JANUARY 10, 1996 (DATE OF INCEPTION) TO SEPTEMBER 30, 1996
           ----------------------------------------------------------

                                                                                      Additional
                                                Number        Par         Common      Paid In      Retained        Stockholders'
                                                of Shares     Value       Stock       Capital      Earnings        Equity
                                                ---------     ------      -------     ----------   --------        -------------
Balance - January 10, 1996                          ---      $  ---        $    ---     $    ---   $    ---       $    ---

Common Stock Issued on January 12, 1996       8,816,992       .001           8,817           ---        ---          8,817

Net Income for the Period January 10,
 1996 to September 30, 1996                         ---         ---             ---          ---        ---            ---

Distribution - May 27, 1996                         ---         ---             ---          ---        ---            ---
                                             ----------     -------         -------        ------    -------        -------

Balance - September 30, 1996                  8,816,992     $ .001         $ 8,817       $   ---   s    ---        $ 8,817
                                              =========     ======         =======       ====                      =======

  The accompanying notes are an integral part of this financial statement and should be read in conjunction therewith,

                             DENOM ACQUISITION CORP.
                            (A Delaware Corporation)
                               Rochester, New York


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note A - Summary of Significant Accounting Policies
---------------------------------------------------

             Method of Accounting
             --------------------

               The  corporation  maintains  its books and prepares its financial statements on the accrual basis of accounting.

Note B - Scope of Business
--------------------------

               The  corporation was formed on January 10, 1996 under the laws of the State of Delaware. The corporation has been inactive since its formation and has never conducted any business.

Note C - Organization Expenses
------------------------------

               Organizational expenses represent management,  consulting, legal, accounting, and filing fees, incurred to date in the formation of the corporation.

Note D - Delaware State Franchise Taxes Payable and Accrued
-----------------------------------------------------------

               All corporations  formed under Delaware state law, whether active or inactive, are subject to annual minimum Delaware State franchise taxes and filing fees. The corporation has provided for these costs for the period January 10, 1996 through September 30, 1996 and are included in start-up costs.

Note E - Issuance of Common Stock
---------------------------------

               On January 12, 1996, the corporation  issued  8,816,992 shares of its common stock to Denom Holding Company (the former stockholders of Cactus Patch Farms Inc.) in exchange for all of its assets for and in consideration of Denom Holding Company funding certain legal and other expenses of the corporation.

               A summary of the  assigned  fair value of the assets  received in exchange for the corporation's common stock follows:

                       Various Stock Securities                    $   ---
                       Organization Expenses of Forming,
                       the Corporation (See Note C)                  8,817


                           Total                                    $8,817


    Note F - Distribution to stockholders
    -------------------------------------

               On May 27, 1996, the corporation  transferred all of its tangible assets (stock securities) to ERR Holding Company for the benefit of stockholders of record as of May 20, 1996, for and in consideration of ERR Holding Company funding certain legal and other expenses of the corporation. Said stock securities had no carrying value on the corporate books and had no ascertainable fair value at the date of the distribution.

                                    PART III

ITEM I: INDEX TO EXHIBITS

The following exhibits are filed with this Registration Statement:


EXHIBIT NUMBER                              EXHIBIT NAME

         1 CERTIFICATE OF INCORPORATION OF SOY ENVIRONMENTAL PRODUCTS, INC., FORMERLY DENOM ACQUISITION CORP.

         2        CERTIFICATE OF INCORPORATION OF DELTA ENVIRONMENTAL, INC.

         3. CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF SOY ENVIRONMENTAL PRODUCTS, INC., FORMERLY DENOM ACQUISITION CORP.

         4. BY-LAWS OF SOY ENVIRONMENTAL PRODUCTS, INC., FORMERLY DENOM ACQUISITION CORP.

         5.       BY-LAWS OF DELTA ENVIRONMENTAL, INC.

         6. AGREEMENT AND PLAN OF REORGANIZATION DATED SEPTEMBER 3, 1996 BY AND BETWEEN SOY ENVIRONMENTAL PRODUCTS, INC., FORMERLY DENOM ACQUISITION CORP. AND THE SHAREHOLDERS OF DELTA ENVIRONMENTAL, INC.

         7. LICENSE AGREEMENT DATED SEPTEMBER 15, 1996 BY AND BETWEEN INTERCHEM ENVIRONMENTAL, INC. AND DELTA ENVIRONMENTAL, INC.

         8. COPY OF REGULATION "D" FILING WITH THE SECURITIES AND EXCHANGE COMMISSION DATED MAY 29, 1996.

         9. COPY OF FORM M-11 FILED WITH THE SATE OF NEW YORK, DEPARTMENT OF LAW, DATED, MAY 29, 1996.

         10.      LETTERS OF PERMISSION BY CERTIFIED PUBLIC ACCOUNTANTS.

         11.      COPY OF CURRENT PRIVATE PLACEMENT MEMORANDUM



SUPPLEMENTAL EXHIBITS

         12.      COPY OF TESTING REPORT BY U. S. ARMY

         13.      COPY OF TESTING DATA BY ARCO CHEMICAL

         14.      EMPLOYMENT AGREEMENT OF SEAN LEE



ITEM 2: DESCRIPTION OF EXHIBITS

See Item 1, Part III above.

                                   SIGNATURES


         In accordance with section 12 of the Securities Exchange Act of 1934, the Company Caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Phoenix, State of Arizona on the 28 day of May 28, 1997


SOY ENVIRONMENTAL PRODUCTS, INC.


BY:/s/ Sean F. Lee                           Dated: May 28, 1997
   -----------------------------
   SEAN F. LEE, CHAIRMAN & CEO